August 21, 2007
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mark Kronforst David Edgar

Re:	Business Objects S.A. Form 10-K for Fiscal Year Ended December 31, 2006 Filed March 1, 2007 Form 10-Q for the Quarter Ended March 31, 2007 Filed May 10, 2007 File No. 000-24720
Ladies and Gentlemen:
     On behalf of Business Objects S.A. (“Business Objects”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 20, 2007 relating to Business Objects’ Annual Report on Form 10-K for the year ended December 31, 2006 filed with the Commission on March 1, 2007 (the “2006 Form 10-K”) and Form 10-Q for the quarter ended March 31, 2007 filed with the Commission on May 10, 2007 (the “First Quarter 10-Q”).
     In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with Business Objects’ response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the 2006 10-K or the First Quarter 10-Q, as the case may be.
Form 10-K for the Year Ended December 31, 2006
Consolidated Financial Statements
Consolidated Statements of Income, page 63
1.	Please tell us where you classify product and service revenues that are bundled and recognized ratably due to lack of VSOE and those that are recognized using contract accounting. If these revenues are allocated to your product and service line items, describe the basis for those allocations. In addition, tell us how these product and service classifications comply with Rule 5-03 of Regulation S-X.

Securities and Exchange Commission
Re: Business Objects S.A.
August 21, 2007

     Business Objects primarily sells perpetual software licenses. Business Objects occasionally sells term-based licenses for products generally sold under perpetual licenses. Business Objects also sells certain other offerings as annual subscriptions. These term-based licenses and annual subscriptions, for which Business Objects lacks VSOE of post-contract customer support (“PCS”), require ratable revenue recognition. Revenues under these arrangements are immaterial, and typically comprised less than 2% of total revenues in each of Business Objects’ fiscal quarters and years since January 1, 2004. Accordingly, pursuant to Regulation S-X Rule 5-03 (b) 1 and 2, such revenues have not been disclosed separately in Business Objects’ Consolidated Statements of Income. For term-based licenses where Business Objects lacks VSOE of fair value for PCS, Business Objects classifies the entire amount of term-based license revenue as services revenues. Substantially all subscription revenue is classified as license fees. If future term-based license or subscription revenues increase to more than 10% of total revenues, Business Objects will disclose revenues and related costs from these offerings separately in its Consolidated Statements of Income.
     While Business Objects realizes its Revenue Recognition policy disclosed in Note 1 of Notes to Consolidated Financial Statements makes reference to arrangements accounted for under contract accounting, Business Objects advises the Staff that it has had no such arrangements in any of its fiscal years or quarters since January 1, 2004. During that period, Business Objects only entered into service arrangements wherein (i) the services were not considered essential to the functionality of the software licenses or other elements in the arrangements and (ii) the arrangements did not involve significant customization or modification of software. Rather, the services related to planning and executing the deployment of its products, and involved basic installations, implementations, report building, testing, advisory services or other staff augmentation services, which were accounted for separately from other elements of the software license arrangement as the services were performed. Such revenues were classified as services revenues.
Form 10-Q for the Quarter Ended March 31, 2007
Consolidated Financial Statements
Notes to Consolidated Financial Statements
13. Income Taxes, page 18
     Please explain to us, in detail, how you have met each of the disclosure requirements in paragraph 21.d of FIN 48. In addition, explain to us how you evaluated the matter related to the transfer of intellectual property to your Irish subsidiary before and after adoption of the

Securities and Exchange Commission
Re: Business Objects S.A.
August 21, 2007

FIN.
     Business Objects has met the disclosure requirements of paragraph 21.d of FIN 48 by stating the nature of the unrecognized tax benefits that could significantly increase or decrease including, but not limited to, the French tax reassessment. Business Objects believes the description of the reassessment as provided meets the requirements of paragraphs 21.d.(1) and (2).
     Facts are not currently available to estimate the range of the reasonably possible change as required by paragraph 21.d.(3). Business Objects intends to add the following language to future disclosures: “Business Objects believes it is reasonably possible that the total unrecognized tax benefit or cost could increase or decrease significantly in the next 12 months because of the reassessment by the French tax authorities. Business Objects cannot, however, estimate at this time the range of any settlement.”
     Business Objects is currently under audit by the French tax authorities (the “FTA”) for the 2003 and 2004 tax years. On December 22, 2006, the FTA issued a tax reassessment notice for a proposed increase in tax of approximately €85 million (approximately $116 million), including interest and penalties, for the 2003 and 2004 tax years. The principal issue underlying the notice is the proper valuation methodology for certain intellectual property rights, which Business Objects transferred to its wholly owned subsidiary, Business Objects Software Limited, in 2003 and 2004. Business Objects disclosed the FTA claim of €85 million as stated in the reassessment notice in Note 13 of Notes to Condensed Consolidated Financial Statements.
     Under FAS 5, Business Objects provided a tax reserve related to the disputed value for the transferred intellectual property rights. The reserve represented Business Objects’ best estimate, which estimate was the minimum amount of liability within the determined loss range as required by FAS 5.
     FIN 48 requires that a tax benefit be reflected in the financial statements only if it is more likely than not that Business Objects will be able to sustain its tax return position based on its technical merits, and that a tax benefit should be measured as the largest amount of benefit that is cumulatively greater than 50% likely to be realized. Business Objects periodically re-evaluates its tax position and the amount of recognizable tax benefit in accordance with FIN 48. During the course of this re-evaluation process, Business Objects consulted with tax advisors, including French tax counsel. Based on the current facts and circumstances and the technical merits of its position, including input from advisors, Business Objects believes that it is more likely than not that it will prevail on the merits with respect to the proposed assessment of the 2003 and

Securities and Exchange Commission
Re: Business Objects S.A.
August 21, 2007

2004 transfer of the intellectual property rights from Business Objects to Business Objects Software Limited.
     Although Business Objects believes it is more likely than not that its tax position will be sustained on audit, it is reasonably possible that Business Objects will not receive the full benefit of its tax position. Based on the facts and circumstances, the technical merits, and Business Objects’ best judgment, taking into account Business Objects’ current settlement position, Business Objects concluded that its FIN 48 liability is not materially different than the amount it reserved under FAS 5.
     In contrast to FAS 5, where the gross amount of the French reserve was offset by the corresponding benefit resulting from a related tax deduction in Ireland, FIN 48 requires that a liability recorded in one jurisdiction not be reported net of the effects of a tax benefit from another jurisdiction. Instead, the tax exposure is to be evaluated and reported on a gross basis. The difference resulting from the accounting for the Irish benefit under FAS 5 as compared to FIN 48 is included in the adjustment, which has been reflected in the retained earnings upon adoption of FIN 48.
Conclusion
     Business Objects hereby acknowledges that:
•	Business Objects is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Business Objects may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed duplicate of this letter and returning it to the undersigned in the envelope provided.
     Please direct your questions or comments to Wendy Boufford (408-953-6333) or me (408-853-6075). In addition, we would request that you provide a facsimile of any additional comments you may have to Ms. Boufford (604-974-4789) and me at (408-894-6550). Thank you for your assistance.

Securities and Exchange Commission
Re: Business Objects S.A.
August 21, 2007

Sincerely,
/s/ David Kennedy
David Kennedy

cc:	James R. Tolonen, Chief Financial Officer Julia Reigel, Wilson Sonsini Goodrich & Rosati